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                           March 30, 2022

       Stephen N. Cannon
       Chief Executive Officer
       Archimedes Tech Spac Partners Co.
       2093 Philadelphia Pike #1968
       Claymont, DE 19703

                                                        Re: Archimedes Tech
Spac Partners Co.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed March 25,
2022
                                                            File No. 333-262094

       Dear Mr. Cannon:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 162

   1. We note your disclosure on page 175 that the pro forma combined financial statements do not reflect the
issuance by SoundHound of shares of SoundHound Class B Common
                                                        Stock. Considering that
SoundHound   s creation of the SoundHound Class B Common
                                                        Stock has now been
approved by the SoundHound stockholders, please explain why the
                                                        SoundHound Class B
Common Stock expected to be issued prior to closing and the
                                                        resulting incremental
compensation expense charge are not reflected in the pro forma combined financial
statements.

              You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
       Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding
 Stephen N. Cannon
Archimedes Tech Spac Partners Co.
March 30, 2022
Page 2

comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameStephen N. Cannon
                                                          Division of
Corporation Finance
Comapany NameArchimedes Tech Spac Partners Co.
                                                          Office of Technology
March 30, 2022 Page 2
cc:       Giovanni Caruso
FirstName LastName